Exhibit 99.3

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL FAST-TRACKS TANZANIA HYDROPOWER PROJECTS

Dar es Salaam, Tanzania - 15 December 2014 - Continental Energy Corporation, (OTCQB:CPPXF), an emerging international energy investment company ("Continental"), today announced that the United States Trade Development Agency ("USTDA") has awarded a $600,000 grant to support the development by Continental's subsidiary, Ruaha River Power Company Limited ("Ruaha Power"), of two 10 Megawatt ("MW") run-of-river hydropower facilities that will supply power to both the national grid and to off-grid villages in the Lukosi River basin region of Tanzania.

The grant is to fund a detailed feasibility study, to be undertaken by U.S. consulting company Knight Piesold & Co., that will evaluate technical requirements of the proposed facilities and make recommendations on a standardized 10 MW hydropower plant design, layout, and equipment configuration that Ruaha Power can use to fast-track the developments at these and other Ruaha Power selected localities where the required site conditions for a similar size hydropower plant are appropriate.

The grant agreement was signed at the U.S. Embassy in Dar es Salaam by Mr. Brandon Megorden, USTDA Country Manager and Continental director, Mr. John Tate, who is also the CEO of Kastan Mining PLC, the host country sponsor for the grant. Mr. Tate commented after the signing, “We established Ruaha Power to create a platform that could quickly identify, develop, and launch smaller scale renewable energy generation and distribution network projects to serve our target customer base, off-grid communities in Tanzania. Ruaha Power's primary role and objective in the feasibility study is to develop a screening procedure to identify specific additional locations suitable for more 10 MW hydropower developments.”

Continental’s CEO, Mr. Richard L. McAdoo, added, “The template this grant enables us to create will allow us to identify other selected locations in Tanzania, Indonesia, and other developing countries around the Indian Ocean Rim. Our plan is to replicate similarly sized, environmentally friendly run-of-river hydropower projects. The grant also provides us with a strong vote of confidence in Continental’s new business model as we move into the project financing phase to implement these developments.”

About Ruaha Power: Ruaha Power, a subsidiary of Continental, is an international renewable energy developer committed to profitably developing and operating customized hybrid renewable electrical power generation and isolated mini-grid distribution networks ("Mini-Grids") that supply underserved rural and small urban markets of Tanzania and other developing countries around the Indian Ocean Rim. In addition to the hydropower projects supported by the USTDA grant, Ruaha Power is developing a 2 MW Mini-Grid assisted by grant aid from the Rural Energy Agency's Tanzania Electricity Development Program, and another 300 kW Mini-Grid development to serve 1,600 customers in Malolo, Tanzania.

About the USTDA and the Power Africa Initiative: The U.S. Trade and Development Agency helps companies create U.S. jobs through the export of U.S. goods and services for priority development projects in emerging economies. USTDA links U.S. businesses to export opportunities by funding project planning activities, pilot projects, and reverse trade missions while creating sustainable infrastructure and economic growth in partner countries. The grant awarded by USTDA builds upon the Agency’s long history of connecting U.S. industry to priority clean energy projects in sub-Saharan Africa. These hydropower projects also support the goals of Power Africa, a U.S. government-led initiative to increase electricity access across the continent.

On behalf of Continental,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation - www.continentalenergy.com
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this release include Ruaha Power's expectation to profitably develop and operate its hydropower projects or its Mini-Grids, and Continental's expectations for Ruaha Power's future commercial performance. There are many factors which may cause actual performance and results to be substantially different from any express or implied plans, estimates, forecasts, expectations, or objectives described in any forward looking statements. Additional risk factors are described from time to time in Continental's periodic filings with the US Securities Exchange Commission. Continental assumes no obligation to update the information in this release. No securities regulatory authority has either approved or disapproved the contents of this news release.